Exhibit 99.1

Borr Drilling Limited – Contracting update

Borr Drilling Limited (NYSE and OSE: "BORR") is pleased to announce a new contract commitment for its premium jack-up rig "Norve" with a repeat customer in West Africa.  This work is in direct continuation of the Marathon Oil contract and is estimated to commence in Q3 2025.  The contract is for five wells firm, with an anticipated duration of 320 days, plus up to five optional wells at mutually agreed prices.  This commitment adds an additional $58 million in contract revenue backlog, excluding options, mobilization and demobilization compensation.

Hamilton, Bermuda

9 December 2024

 Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as "will", "expect", "estimate" and similar expressions and include statements relating to contract awards, letter of awards, contract duration and value and expected start and end dates, and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to contracting, including start dates of such contracts, actual performance under drilling contracts, the risk that backlog may not be realized, and other risks and uncertainties described in the section entitled "Risk Factors" in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward -looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208